ENTERRA ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD ON TUESDAY, JUNE 7, 2005

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Enterra Energy Trust (the "Trust") will be held in the Plaza Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, June 7, 2005 at 10:00 a.m. (Calgary time), for the following purposes:

1.

To receive and consider the financial statements of the Trust for the year ended December 31, 2004, together with the auditor's report thereon.

2.

To elect directors of Enterra Energy Corp., the administrator of the Trust, for the ensuing year or until their successors are duly elected or appointed.

3.

To appoint the auditors for the Trust for the ensuing year and to authorize the directors of Enterra Energy Corp. to fix their remuneration as such.

4.

To consider, and if thought appropriate, to pass a resolution to approve the Trust’s Annual Bonus Plan dated January 14, 2004 and the payment of bonuses pursuant thereto for 2004.

5.

To consider, and if thought appropriate, to pass a resolution to approve the directors of Enterra Energy Corp. to make amendments to the Trust’s Unit Option Plan, Stock Savings Plan and Annual Bonus Plan to make the plans available to the employees of JED Oil Inc., which provides contract services to the Trust.

6.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular dated April 29, 2005, which accompanies this Notice.  The financial statements of the Corporation for the year ended December 31, 2004, including the auditor's report thereon, are included in the Trust's Annual Report which is being mailed with this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2P 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on April 18, 2005 will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED April 29, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ENTERRA ENERGY CORP., ADMINISTRATOR OF THE TRUST "Reg J. Greenslade"
(signed)	Reg J. Greenslade President and Chief Executive Officer

ENTERRA ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON TUESDAY, JUNE 7, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Enterra Energy Trust (the "Trust"), for use at the annual and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 7th day of June, 2005, at 10:00 a.m. (Calgary time) in the Plaza Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders, being Trust Units and Special Voting Rights ("Special Voting Rights").  A Special Voting Right was issued to Olympia Trust Company (the "Trustee"), as trustee under a voting and exchange trust agreement, for the benefit of holders of exchangeable shares (the "EEC Exchangeable Shares") issued by the Trust's indirect wholly-owned subsidiary, Enterra Energy Corp. ("Enterra"), in connection with a plan of arrangement that became effective November 25, 2003 involving the Trust, Enterra, Enterra Acquisition Corp., Big Horn Resources Corp., Enterra Sask Ltd. and Enterra Energy Commercial Trust. A second Special Voting Right was issued to the Trustee, as trustee under a voting and exchange trust agreement, for the benefit of holders of exchangeable shares (the “RMAC Exchangeable Shares”) issued by the Trust’s indirect wholly-owned subsidiary, Rocky Mountain Acquisition Corp. (“RMAC”), in connection with a plan of arrangement that became effective September 1, 2004 involving the Trust, RMAC and Rocky Mountain Energy Corp. The Trust Units and the Special Voting Rights for both the EEC Exchangeable Shares and the RMAC Exchangeable Shares vote together as a single class on all matters.  Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote.  The Special Voting Rights which are outstanding are entitled to such number of votes as is equal to the number of Trust Units issuable upon the redemption, retraction or exchange of all the EEC Exchangeable Shares and RMAC Exchangeable Shares (collectively the “Exchangeable Shares”) outstanding on the Record Date.  The Trustee is required to vote the Special Voting Rights in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Trustee does not receive instructions.  The procedures for holders of Exchangeable Shares to instruct the Trustee in respect of voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement.  See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2P OP6, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  The Trustee has fixed the record date for the Meeting at the close of business on April 18, 2005 (the "Record Date").  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Enterra.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms) and in the United States the vast majority of such Trust Units are registered under the name of the Depositary Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder on all matters in Canada and all special business in the United States.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or DTC are held.  Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada.  ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Unitholders and requests the Beneficial Unitholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a proxy from ADP cannot use that proxy to vote Trust Units directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name.  Only holders of Exchangeable Shares whose names appear on the records of Enterra as the registered holders of Exchangeable Shares are entitled to instruct the Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Enterra at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting.  In addition to revocation in any other manner permitted by law, a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Enterra, in its capacity as Administrator of the Trust.  The costs incurred in the preparation and mailing of this Information Circular - Proxy Statement and related materials will be borne by the Trust.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Enterra, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Trustee holds two Special Voting Rights of the Trust.  The Special Voting Rights are entitled to a number of votes at the Meeting equal to the number of Trust Units issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding as at the Record Date.  Each holder of Exchangeable Shares is entitled to give the Trustee voting instructions for a number of votes equal to the number of Trust Units issuable upon the redemption, retraction or exchange of the Exchangeable Shares held by such holder on the Record Date.  A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting.  The Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction.  In the absence of instructions from a holder as to voting, the Trustee will not exercise those votes.  A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated October 24, 2003 between Luc Chartrand and Olympia Trust Company (the "Trust Indenture") and certain amendments were made to the Trust Indenture pursuant to an amended and restated trust indenture (the "Amended Indenture") dated November 25, 2003.  Pursuant to the Amended Indenture and an administration agreement dated November 25, 2003 between Olympia Trust Company and Enterra (the "Administration Agreement"), Olympia Trust Company has delegated to Enterra certain matters in respect of the management and administration of the Trust.

The Trust is authorized to issue an unlimited number of Trust Units.  As at April 29, 2005, 26,474,249 Trust Units were issued and outstanding.  As at April 29, 2005, two Special Voting Rights had been issued to the Trustee.  The Special Voting Rights are entitled to one vote for each Trust Unit issuable; upon the redemption, retraction or exchange of all Exchangeable Shares outstanding at the Record Date.  As at April 29, 2005, there were 398,076 EEC Exchangeable Shares and 1 RMAC Exchangeable Share issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors of Enterra, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units that may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of Enterra as a group is 0.835% (220,937 Trust Units).  The percentage of EEC Exchangeable Shares that are owned, directly or indirectly, by all directors and officers of Enterra as a group is 6.27% (24,973 EEC Exchangeable Shares), and no RMAC Exchangeable Shares are owned, directly or indirectly, by all directors and officers of Enterra as a group.  Based upon the exchange ratio for the conversion of EEC Exchangeable Shares into Trust Units of 1.13838 in effect on April 29, 2005, directors and officers of Enterra as a group owned, directly or indirectly, securities equivalent to 249,365 Trust Units or 0.80% of the outstanding Trust Units, including Trust Units issuable upon the redemption, retraction or exchange of Exchangeable Shares.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Trust Units.  For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Rights.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders and holders of Special Voting Rights present either in person or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  With respect to the resolution to approve the Annual Bonus Plan and the payment of bonuses pursuant thereto for 2004, approval by more than 50% of the votes cast by or on behalf of disinterested Unitholders is required, and accordingly votes by or on behalf of persons who are eligible to receive bonuses under the Annual Bonus Plan will abstain or be deemed to abstain.

MATTERS TO BE ACTED UPON AT THE MEETING

Voting of Enterra Common Shares

Enterra Energy Commercial Trust (the "Commercial Trust"), a wholly owned subsidiary of the Trust, holds all of the issued and outstanding voting securities of Enterra.  Pursuant to the trust indenture governing the Commercial Trust, the trustees of the Commercial Trust are required to vote the common shares of Enterra on any particular matter in equal proportions to the votes cast by Unitholders.

Election of Directors of Enterra

The articles of Enterra provide for a minimum of three directors and a maximum of nine directors.  There are currently four directors.  Unitholders are entitled to elect all four of the members of the board of directors of Enterra (the "Enterra Board") by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting, the trustees of the Commercial Trust shall elect the individuals so selected by the Unitholders to the Enterra Board.

The four nominees for election as directors of Enterra by Unitholders are as follows:

Reginald J. Greenslade
Norman W.G. Wallace
Herman S. Hartley
William E. Sliney

The names and municipalities of residence of the four persons nominated for election as directors of Enterra by Unitholders, the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Enterra, the period served as director and the principal occupation of each are as follows:

Name & Municipality of Residence	Name of Trust Units/Exchangeable Shares Beneficially Owned or Controlled	Offices Held & Time as Director	Principal Occupation

Reginald J. Greenslade(3)(4) Calgary, Alberta	65,337 / 24,973	Director since November 25, 2003; Chairman from November 25, 2003 through January 15, 2005; President and CEO since February 15, 2005	President & Chief Executive Officer of Enterra, administrator of the Trust

Norman W.G. Wallace(1)(2)(3)(4) Saskatoon, Saskatchewan	73,700 / nil	Director since November 25, 2003	Founder and owner, Wallace Construction Specialities Ltd.

Herman S. Hartley(1)(2)(3)(4) Calgary, Alberta	74,400 / nil	Director since November 25, 2003	Chairman of Welwyn Resources Ltd.

William E. Sliney(1) San Ramon, California	7,500 / nil	Director since March 19, 2004	Independent Businessman

Notes:

(1)

Member of Audit Committee.

(2)

Member of Reserves Committee.

(3)

Member of Compensation Committee.

(4)

Member of Corporate Governance Committee.

Appointment of Auditors of the Trust

The Amended Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

Approval and Ratification of Annual Bonus Plan and Payment of Bonuses for 2004

On January 14, 2004, the directors of Enterra approved an Annual Bonus Plan, which provides for a bonus pool equal to seven/tenths of a percent (0.7%) of the increase in capitalization of the Trust Units each year.  There are a number of ways to calculate a bonus pool and each has advantages and disadvantages.  The directors of Enterra elected to use a small percentage of the increase in capitalization of the Trust Units because they believe that the best measure of the success of the employees is the increase in value for the Unitholders.  The full text of the Annual Bonus Plan is attached as Schedule “A” hereto.

Directors, officers and employees of the Trust on December 31st of each year are eligible for a bonus.  Consultants to the Trust and directors, officers and employees who terminate during the year are eligible at the discretion of Enterra’s Compensation Committee. Allocations of the bonus pool to eligible persons is also at the sole discretion of Enterra’s Compensation Committee, although compensation received during the year is the starting point for the allocations. The Annual Bonus Plan requires that it receive the approval of disinterested Unitholders, which was not obtained at the Trust’s 2004 annual general and special meeting.  Also the information circular for the 2004 meeting erroneously stated that the directors of Enterra were not eligible persons under the Annual Bonus Plan.

The bonus pool for 2004 under the Annual Bonus Plan is $1,584,185.55.  Enterra’s Compensation Committee allocated this pool as follows:

$195,457.80 to Luc Chartrand, President, CEO and a director of Enterra during 2004;

$127,047.57 to Lynn Wiebe, Chief Financial Officer of Enterra during 2004;

$124,857.46 to William Turko, Vice-President, Operations of Enterra during 2004;

$48,864.45 to William E. Sliney, independent director of Enterra during 2004;

$43,978.00 to Norman W.G. Wallace, independent director of Enterra during 2004;

$43,978.00 to Herman S. Hartley, independent director of Enterra during 2004; and

$1,000,002.27 to JED Oil Inc., who provided all administrative and operational personnel to the Trust during 2004. (See “Approval of Granting Discretion to the Directors to make Certain Amendments to Compensation Plans”.)

Payments of the foregoing bonuses are being held pending disinterested Unitholder approval. The directors of Enterra believe the passing of this resolution is in the best interests of the Trust and recommend that Unitholders vote in favour of the resolution.  The votes of the directors of Enterra will not be counted in the vote on this resolution and will be deemed to abstain, along with the votes of all other persons eligible for bonuses.

The full text of the resolution follows:

“BE IT RESOLVED that the annual bonus plan in the form attached hereto is hereby authorized and approved as the Annual Bonus Plan of the Trust, subject to such amendments as may be made by the Board of Directors of Enterra from time to time;

BE IT FURTHER RESOLVED that the payment of an aggregate bonus pool of $1,584,185.55 for 2004 to the persons and for the allocated amounts set out in the Information Circular – Proxy Statement dated April 29, 2005 is hereby ratified and approved.”

The approval and ratification of the Annual Bonus Plan and payment of the bonuses for 2004 is by way of an ordinary resolution which must be passed by a majority of 50% plus one of the votes cast by Unitholders and holders of Special Voting Rights represented in person or by proxy at the Meeting who vote in respect of that resolution and who are not eligible for a bonus under the Annual Bonus Plan.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "A".

Approval of Granting Discretion to the Directors to make Certain Amendments to Compensation Plans

Effective January 1, 2004, all of the employees of Enterra other than the three senior officers became employees of JED Oil Inc. (“JED”) under a mutually beneficial joint business plan.  The business plan and the governance of the Trust are described below:

The Enterra Board has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Trust Indenture, the Trustee has delegated to Enterra responsibility for any and all matters relating to the following: (i) an offering of securities of the Trust; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities of the Trust; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; and (vii) all matters relating to the voting rights on any instruments held by the Trust, other than the EEC Trust Units.

In addition, pursuant to an administration agreement dated November 25, 2003 between the Trust and Enterra (the "Administration Agreement"), Enterra has been appointed the administrator of the Trust and is responsible for the administration and management of all general and administrative affairs of the Trust.  Enterra is not entitled to the payment of a fee for the services provided to the Trust pursuant to the Administration Agreement.

In addition the Trust, JED and JMG Exploration, Inc. (“JMG”) are parties to an Amended and Restated Agreement of Business Principles (the “Amended and Restated Agreement of Business Principles”) effective September 1, 2003 between the Trust and JED, and August 1, 2004 among the Trust, JED and JMG, and Enterra and JED are parties to a technical services agreement (the “Technical Services Agreement”) effective January 1, 2004.  Pursuant to the Amended and Restated Agreement of Business Principles, the Trust appointed JED as the operator or contract operator of its subsidiaries’ development of oil and gas assets and JMG the operator or contract operator of its subsidiaries’ exploration oil and gas assets.  New asset acquisitions by a subsidiary of the Trust will be operated and drilled by JED if the prospect has production, or by JMG if it does not.  The Trust has a first right to purchase assets owned by JED and a right to purchase 80% of interests of JMG when JMG has done sufficient exploratory drilling to prove commercially viable quantities of hydrocarbons, at a value established from an independent reserve value.  Both the Trust and JMG will farm out development drilling to JED on the basis that JED will pay 100% of the development costs to earn 70% of the Trust’s and JMG’s interests.  This agreement sets out the principles of prior verbal agreements among the parties for their mutual benefit and the synergistic components of their joint business plans.  On an individual basis, the terms of the agreement can be varied to meet specific situations with mutual agreement of the affected parties.

Under the Technical Services Agreement JED provides personnel and administrative services to Enterra and the Trust.  During 2004, Enterra employed three senior officers and all other administrative and operational personnel were provided to the Trust by JED. To date in 2005, Enterra is employing one senior officer. JED also provides administrative and operational personnel to JMG.  Accordingly the compensation committees of Enterra, JED and JMG are considering amendments to each companies’  option plans, Stock Savings Plans and Annual Bonus Plans to make them all available to JED’s employees.  Following are the specific proposals under consideration:

Stock Option Plan:  Unitholders have previously approved the Trust’s Unit Option Plan.  Employees of JED consult to Enterra through JED’s Technical Services Agreement and it is proposed that the directors of Enterra will have the discretion to grant options to employees of JED under the Trust’s Unit Option Plan.

Stock Savings Plan:  Under the Trust’s existing Stock Savings Plan, employees of Enterra may contribute 9% of their salaries to a plan for the purchase of Trust Units and the contributions are matched by the Trust.  It is proposed that the directors of Enterra will have the discretion to amend the terms of the Stock Savings Plan to permit employees of JED to participate in the plan, perhaps on the basis of an equal percent of their salaries may be contributed to each of the Stock Savings Plan of JED, the Trust and JMG.

Annual Bonus Plan:  The Trust’s Annual Bonus Plan is being submitted at this meeting for disinterested Unitholder approval.  (See “Approval and Ratification of Annual Bonus Plan and Payment of Bonuses for 2004”.)  It is proposed that the Annual Bonus Plans of JED, the Trust and JMG be combined into one bonus pool for the employees of JED, after bonuses are paid from the individual plans to the employees and independent directors of the individual companies.

These proposals are currently under discussion by the compensation committees of Enterra, JED and JMG and they are seeking independent legal advice with respect thereto.  The proposals may be modified before implementation.  However, the directors of Enterra wish to present the concepts to the Unitholders and seek approval for the directors to proceed.

Although Unitholder approval is not required by law or stock exchange rules for the Stock Savings Plan and Annual Bonus Plan, or for the eligibility of JED’s employees for grants of options under the Unit Option Plan, the directors of Enterra believe that it is important that the Unitholders of the Trust understand and approve of the governance and compensation policies. The directors of Enterra believe the passing of this resolution is in the best interests of the Trust and recommend that Unitholders vote in favour of the resolution.

The full text of the resolution follows:

“BE IT RESOLVED that the concept making the compensation plans of Enterra Energy Trust, including without limitation the Unit Option Plan, Stock Savings Plan and Annual Bonus Plan, available to employees of and consultants to JED Oil Inc., its successors or assignees as providers of personnel to Enterra Energy Trust and its direct and indirect subsidiaries is hereby approved, and that the directors of Enterra Energy Trust are authorized to exercise their discretion to make such amendments to the compensation plans and arrangements as may be desirable to implement such concept.”

The approval of granting the directors of Enterra discretion to make certain amendments to the compensation plans of the Trust is by way of ordinary resolution which must be passed by a majority of 50% plus one of the votes cast by Unitholders and holders of Special Voting Rights entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution.

Other Matters

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

EXECUTIVE COMPENSATION

The Trustee has generally delegated the significant management decisions of the Trust to the Enterra Board. In addition, pursuant to the Administration Agreement, Enterra has been appointed the administrator of the Trust and is responsible for the administration and management of all general and administrative affairs of the Trust.  Enterra is not entitled to the payment of a fee for the services provided to the Trust pursuant to the Administration Agreement.  (See “Approval of Granting Discretion to the Directors to make Certain Amendments to Compensation Plans”.)

SUMMARY OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the last fiscal years ended December 31, 2004, 2003 and 2002 by Enterra's Chief Executive Officer and for the next four most highly compensated executive officer of Enterra other than the Chief Executive Officer (the "named executive officers").  Except as disclosed below, no executive officer of Enterra received in excess of Cdn. $150,000 by way of salary, bonuses or other compensation during the fiscal years ended December 31, 2004, 2003 and 2002.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation Cdn. ($)
					Awards		Payouts
		Salary Cdn. ($)	Bonus Cdn ($)	Other Annual Compensation Cdn. ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units Cdn. ($)	LTIP Payouts Cdn. ($)

Luc Chartrand(1)' President and Chief Executive Officer	2004	200,000	195,458(7)	--	200,000	--	--	--
	2003	178,060	--	--	--	--	--	274,000
	2002	158,355	50,000	--	--	--	--	--

Reginald J. Greenslade(2)' Chairman	2004	-(2)	--(2)	--(2)	120,000	--	--	--
	2003	200,000	--	11,418	--	--	--	278,000
	2002	157,500	50,000	11,025	--	--	--	--

Lynn Wiebe(3) Chief Financial Officer	2004	120,000	127,048(7)	--	120,000	--	--	10,450
	2003	16,950	--	--	5,000	--	--	6,000
	2002	--	--	--	--	--	--	--

William Turko(4) Vice-President, Operations	2004	128,333	124,858(7)	--	120,000	--	--	12,192
	2003	--	--	--	--	--	--	6,000
	2002	--	--	--	--	--	--	--

Thomas J. Jacobsen(5) Chief Operating Officer	2004	--	--	--	--	--	--	--
	2003	190,000	--	--	--	--	--	256,000
	2002	140,000	50,000	--	60,000	--	--	--

Trevor R. Spagrud(5) Vice-President, Operations	2004	--	--	--	--	--	--	--
	2003	131,250	--	7,273	--	--	--	206,000
	2002	131,250	10,000	9,187	--	--	--	65,625
Tom Dirks(6) Vice President, Exploration	2004	--	--	--	--	--	--	--
	2003	130,000	--	--	--	--	--	168,000
	2002	86,459	10,000	--	25,000	--	--	--

Albert Johnston(6) Vice President, Operations	2004	--	--	--	--	--	--	--
	2003	130,000	--	--	--	--	--	171,000
	2002	90,610	20,000	--	25,000	--	--	--

Notes:

(1)

Mr. Chartrand was appointed the President and Chief Executive Officer of Enterra on November 25, 2003 and resigned from these positions and as a director on January 15, 2005.  Prior thereto he held the office of Chief Financial Officer.

(2)

Mr. Greenslade resigned from the offices of President and Chief Executive Officer on completion of Enterra's  plan of arrangement with the Trust on November 25, 2003, and was reappointed to the offices of President and Chief Executive Officer upon Mr. Chartrand's resignation on January 15, 2005.  During 2004 Mr. Greenslade was employed by JED Oil Inc.

(3)

Ms. Wiebe was appointed as Chief Financial Officer of Enterra on November 25, 2003.  Prior thereto, Ms. Wiebe served Enterra on a consulting basis.  She resigned on January 24, 2005.

(4)

Mr. Turko was appointed Vice-President, Operations of Enterra on February 1, 2004 and resigned on January 24, 2005.

(5)

Messrs. Jacobsen and Spagrud resigned from Enterra in November, 2003.

(6)

Messrs. Dirks and Johnston were appointed their respective offices in June, 2002 and resigned from Enterra in November, 2003.

(7)

Payment of the 2004 bonuses is conditional upon the approval of the disinterested Unitholders.  (See “Approval and Ratification of the Annual Bonus Plan and Payment of the 2004 Bonuses”.)

UNIT OPTIONS

The purpose of the Option Plan is to provide officers, directors, consultants and employees of the Trust or any of its subsidiaries with the opportunity to participate in the growth and development of the Trust and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Trust.  In accordance with the rules and policies of TSX, the Trust has adopted an option plan which complies with the relevant provisions of the TSX Company Manual.

The following constitutes a summary description of the Option Plan.

The Option Plan is administered by the Enterra Board.  Subject to the provisions of the Option Plan, the Enterra Board may from time to time designate directors, officers, employees and consultants of the Trust or any of its subsidiaries (the "Participants") to whom options to purchase Trust Units may be granted and the number of Trust Units to be optioned to each.  At its annual meeting held on May 21, 2004, Unitholders of the Trust ratified the approval of the Option Plan by the Enterra Board and approved the reservation of 2,000,000 Trust Units, representing the maximum number of Trust Units that may be issued upon the exercise of Trust Units granted under the Option Plan.  The exercise price of options issued under the Option Plan is determined by Enterra Board in its sole discretion, and cannot be less than less than the closing trading price per Trust Unit on the last trading day preceding the date of the grant that the Trust Units traded through facilities of the stock exchange on which such Trust Units are then listed (the "Market Price").

No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Trust Units at the time the option is granted.  Furthermore, the aggregate number of Trust Units reserved for issuance pursuant to options granted to "insiders" (as defined in the TSX Company Manual) may not exceed 10% of the outstanding Trust Units (on a non-diluted basis), the issuance of Trust Units to "insiders" pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (on a non-diluted basis) and the issuance of Trust Units to any one "insiders" and such insider's associates pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units (on a non-diluted basis).  The aforementioned limits of Trust Units reserved for issuance on exercise of options may be formulated on a diluted basis with the consent of the TSX.

Options granted under the Option Plan are non-assignable and non-transferable for a period of time fixed by Enterra Board, such period not to exceed 10 years (the "Option Period").  However, the Option Period must be reduced with respect to any option, as provided in the Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Trust or any of its subsidiaries, death of the Participant or change of control of the Trust.

If a Participant ceases to be a director, officer, employee or consultant of the Trust or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation.  If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and one year following the date of death.

Upon the liquidation, dissolution or termination of the Trust or upon a reorganization, consolidation or merger of the Trust with one or more trusts or corporations as a result of which the Trust is not the surviving entity, or in the event of the sale by the Trust of all or substantially all of the property and assets of the Trust as an entirety, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Trust Units in respect of which such option has not previously been exercised (including in respect of the right to purchase Trust Units not otherwise vested at such time) by the Participant at such time.

Agreements in respect of the options may provide that, in the event the holders of the Trust's Trust Units receive a "take-over" bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Trust Units of the Trust (a "Control Bid"), Enterra Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Trust Units not otherwise vested at such time) for the purpose of tendering the Trust Units received thereon to the Control Bid.

Aggregate Trust Unit Options Exercised and Year-End Values

The following table indicates Unit Option exercises by the named executive officers of Enterra during the financial year ended December 31, 2004 and the year end values of the Unit Options held by those persons as at December 31, 2004.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2004 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2004 (1) ($) Exercisable/ Unexercisable
Luc Chartrand	0	Nil	0 / 200,000	0 / 4,462,000
Reg J. Greenslade	0	Nil	0 / 120,000	0 / 2,677,200
Lynn Wiebe	0	Nil	0 / 120,000	0 / 2,677,200
William Turko	0	Nil	0 / 120,000	0 / 2,677,200

Notes:  (1) The value of unexercised Unit Options at December 31, 2004 was based on a closing price per Trust Unit on the TSX on December 31, 2004 of $22.31.

Retirement Plans

None of the Trust, nor any of its subsidiaries, has any retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts and Termination of Employment

None of the Trust, nor any of its subsidiaries, has any employment contracts with its employees.  Enterra has a Technical Services Agreement with JED Oil Inc. effective January 1, 2004 to provide administrative and operational personnel.  JED received reimbursement for portions of its employee compensation under the Technical Services Agreement during 2004, and will receive a bonus for 2004 of $1,000,002.27 subject to the approval of the disinterested Unitholders.  (See “Approval and Ratification of the Annual Bonus Plan and Payment of 2004 Bonuses”.)

Remuneration Of Directors Of Enterra

The Board of Directors of Enterra consists of four members, one of whom is a member of management and three of whom are unrelated directors.  The unrelated directors will be paid an annual retainer of US$5,000 for the Chairman of the Audit Committee and Cdn$5,000 for the other two for 2005 and the same for 2004.  No meeting attendance fees are paid.  The members of the Board of Directors of Enterra are reimbursed for any expenses to attend board and committee meetings.  All fees and expenses of the Board of Directors are paid by Enterra.  No directors' fees are paid to the member of the Board of Directors who is a member of management.  The officers and directors of the subsidiaries of the Trust other than Enterra, do not receive compensation of any kind for their positions as officers or directors of such companies.

Each member of the Board of Directors of Enterra is eligible to receive options to purchase Trust Units ("Unit Options") under the Trust Unit Option Plan of the Trust adopted and approved by the Board of Directors on January 14, 2004 and ratified by the Unitholders on May 21, 2004, as amended from time to time (the "Option Plan").

The following table sets out the number of Unit Options granted to those directors who are not also part of management, along with the number of Unit Options currently held.  The Unit Options for the independent directors are vested immediately upon granting.  All other Unit Options vest as to one-third each on the first, second and third anniversaries of the grant date.  The Unit Options granted to members of the Board of Directors who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price	Expiry Date	Currently Held(4)
Unrelated directors(1)	January 14, 2004	360,000	$14.00	January 14, 2009	180,000

Notes:

(1)

Each of the unrelated directors receives an equal number of Unit Options when granted.

(2)

Since the inception of the Option Plan in 2004, the unrelated directors have exercised 180,000 Unit Options and the officers of Enterra have exercised 146,667 Unit Options.

The Trust has no plan for any of its employees or employees of its subsidiaries involving stock appreciation rights.

Directors' and Officers' Liability Insurance

Effective October 1, 2003, Enterra put in place a corporate liability insurance policy for its directors and officers through Liberty Mutual.  The coverage was for $3,000,000 and provided coverage to September 30, 2004.  The annual premium for the policy was $89,145.  Due to increases in premiums the policy was not renewed.

REPORT OF COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee of the Enterra Board (the "Committee") exercises general responsibility regarding overall compensation of employees and executive officers of Enterra, the Trust and any of its subsidiaries (collectively referred to in this report as the "Trust").  It is responsible to annually review and recommend to the Enterra Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000; (iii) bonus and trust unit options; and (iv) major changes in benefit plans.  Final approval of all compensation items rests with the full Enterra Board.

During 2004, the Committee was composed of three members: Herman S. Hartley, Reg J. Greenslade and Norman W.G. Wallace.  During 2004, Messrs. Hartley, Greenslade and Wallace were independent unrelated directors and were ineligible to participate in any of the Trust's compensation programs, other than the Trust's Option Plan.  Mr. Greenslade became President and CEO of Enterra on January 15, 2005 and is no longer an independent director.

The purposes of the Trust's executive compensation policy is to attract and retain individuals of high calibre to serve as officers of the Trust, to motivate their performance in order to achieve the Trust's strategic objectives and to align the interests of executive officers with the long-term interests of the Unitholders.  These objectives are to ensure that the Trust continues to grow on an absolute basis as well as to grow cash flow and earnings per Trust Unit.  The Trust's primary compensation policy is to pay for performance and, accordingly, the performance of the Trust and of the Chief Executive Officer of Enterra as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer, rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components: (a) base salary; (b) annual bonuses; and (c) unit options.  Each of these executive officer compensation arrangements is briefly described as follows.

Base Salaries

The Trust intends to pay base salaries that are competitive with those of comparable income trusts in the oil and gas industry.  The Committee plans to compare the base salary of the Chief Executive Officer of Enterra with that of chief executive officers at peer surveyed income trusts in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for the Trust's size, at the start of the year.  Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.

Bonuses

The Committee's philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Trust Units.  The amount of the bonuses paid will be set according to Enterra's Annual Bonus Plan.  On January 14, 2004, the Enterra Board approved an Annual Bonus Plan for its employees and consultants.  The purpose of the plan is to provide employees and consultants with a bonus pool tied to the performance of the Trust Units over the course of the year. The bonus pool available for each year will be equal to 0.7% of the increase in market capitalization of the Trust Units (and Exchangeable Shares) during the year.  For the year ended December 31, 2004, the increase in market capitalization will be calculated as the difference between: (a) the market capitalization of the Trust Units at the date of formation of the Trust (which has been pegged at C$12.50 per Trust Unit when trading began on the TSX on Friday, November 28, 2003 with 18,935,556 Trust Units and 2,000,000 Exchangeable Shares issued and outstanding) (the "Initial Market Capitalization"); and (b) the market capitalization of the Trust Units at December 31, 2004.  For each subsequent year, the increase in market capitalization will be calculated as the difference between: (a) the greater of the Initial Market Capitalization and the year-end market capitalization for the previous year; (b) the year-end market capitalization for such year.  The year-end market capitalization for any given year is calculated as the weighted average trading price of the Trust Units traded through the facility of the TSX (or such other stock exchange on which the Trust units may be listed for trading) for the 15 trading days ending December 31 of such year, multiplied by the weighted average number of issued and outstanding Trust Units during such year plus any remaining Exchangeable Shares. Payment of the 2004 bonuses is conditional upon the approval of the disinterested Unitholders.  (See “Approval and Ratification of the Annual Bonus Plan and Payment of 2004 Bonuses”.)

Trust Unit Option Program

The Trust's primary long-term incentive compensation program is the Option Plan.  The Compensation Committee believes that the Option Plan facilitates the attainment of the Trust's strategic objectives, and aligns the interests of executive officers and employees with the long-term interests of the Trust's Unitholders.

Stock Savings Plan

On January 14, 2004 the Enterra Board approved the adoption of a stock savings plan for Enterra.  The purpose of the stock savings plan is to provide employees of the Trust with the opportunity to participate in the ownership and growth of the Trust through the purchase of Trust Units in the market.  Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant's annual salary.  The Trust matches any participant's contributions equally.

Presented by the Compensation Committee

Herman S. Hartley
Norman W.G. Wallace
Reg J. Greenslade

Securities Authorized For Issuance Under Equity Compensation Plans

The following table details all compensation plans under which equity securities of the Trust are authorized for issuance as of December 31, 2004.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	950,000	$14.00	1,050,000
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	950,000	$14.00	1,050,000

Note: (1)

See "Executive Compensation – Unit Options".

Indebtedness Of Directors And Executive Officers

Since the inception of the Trust, no directors or officers of Enterra, nor any associate or affiliate of any of them, have been indebted to the Trust or Enterra.

Interest Of Informed Persons In Material Transactions

Except as disclosed in this Information Circular, management of Enterra is not aware of any material interest of any informed person, director, proposed director or officer of Enterra or any other subsidiary of the Trust, who beneficially owns more than 10% of the common shares of Enterra or of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Trust or in any proposed transaction that has materially affected or would materially affect the Trust or any of its subsidiaries.

REIMBURSEMENT OF ENTERRA BY THE TRUST - ADMINISTRATIVE EXPENSES

Pursuant to an administration agreement (the "Administration Agreement") entered into by Enterra and the Trustee, on behalf of the Trust, dated November 25, 2003, Enterra is entitled to reimbursement from the Trust for administrative expenses.  Such payment is not intended to provide Enterra, directly or indirectly, with any financial gain or loss and Enterra has agreed that such payment will be made only to the extent necessary to reimburse Enterra for actual costs incurred, including carrying costs until payment.  Costs and expenses incurred by Enterra for the benefit of the Trustee or the Trust and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided under the Administration Agreement.

Administrative expenses are defined in the Administration Agreement as the amount in aggregate representing all expenditures and costs incurred by Enterra in the management and administration of the Trust, including: (i) reasonable costs and expenses solely and exclusively relating to the Trust which are paid to third parties by Enterra; and (ii) reasonable costs and expenses incurred by Enterra to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Trust including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided under the Administration Agreement.

The Administration Agreement may be terminated by the Trustee upon 30 days notice.  Upon the effective date of termination, Enterra shall: (i) pay to or to the order of the Trust, as the case may be, all monies collected and held for it pursuant to the Administration Agreement, after deducting any amounts incurred to which it is then entitled; and (ii) deliver to or to the order of the Trust a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to the Administration Agreement during the period following the date of the last audited statement furnished to the Trust pursuant to the Administration Agreement and prior to the effective date of termination.

TRUST PERFORMANCE GRAPH

The following graph and table compare the percentage change in the cumulative Unitholder return since commencement of operation of the Trust, with the cumulative total return of the TSX 300 Index, assuming reinvestment of distributions.

Performance Graph removed for EDGAR formatting

	November 28, 2003	December 31, 2003	December 31, 2004
ENT.UN	100	116.08	182
S&P/TSX 300	100	104	119

Additional Information

Additional information relating to the Trust is on the SEDAR website at www.sedar.com.  The Trust has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces and territories pursuant to National Instrument 44-101. Financial information is provided in the Trust's comparative financial statements and MD&A for its most recently completed financial year.  The following documents will be provided to any Unitholder upon request to the Corporate Secretary of Enterra: (i) a copy of the AIF of the Trust, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Trust's website at www.enterraenergy.com.

CORPORATE GOVERNANCE

General

Details of the manner in which the Trust presently responds to the Toronto Stock Exchange corporate governance guidelines, implemented by Enterra, are provided below.

In response to Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), Enterra has updated its audit committee charter to address such items as: (a) the procedure to nominate the external auditor and the recommendation of its compensation; (b) the overview of the external auditor's work; (c) pre-approval of non-audit services; (d) the review of financial statements, MD&A and financial sections of other public reports requiring board of director approval; (e) the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and (f)  the review of Enterra's hiring policies towards present or former employees or partners of Enterra's present or former external auditor.  Refer to the heading "Audit Committee" in the Trust's AIF for the disclosure required by Section 5.1 of MI 52-110.

Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Enterra Board.TSX Corporate Governance Guidelines

	Trust's Alignment	Commentary

1.

The Enterra Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

(a)

adoption of a strategic planning process;

(b)

identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems;

(c)

succession planning and monitoring senior management;

(d)

communication policy; and

(e)

integrity of internal control and management systems.

Yes

The Enterra Board has full plenary powers and the statutory responsibility to oversee the conduct of business and to supervise management, which is responsible for the day-to-day conduct of business.  The Enterra Board's fundamental objectives are to enhance and preserve long term Unitholder value and to ensure that the Trust and Enterra meet their objectives on an ongoing basis.  The Enterra Board has acknowledged its responsibility for stewardship, including responsibilities for:

(a) the appointment of executive officers and for succession planning;

(b) the identification of principal business risks and ensuring the implementation of appropriate systems to manage these risks including hedging policies;

(c) approval of all financings and significant acquisitions or dispositions;

(d) approval of all budgets and forecasts;

(e) ensuring the implementation integrity of internal control management information systems;

(f) the approval and monitoring strategic planning;

(g) monitoring compliance with all significant policies and procedures and applicable laws and regulations; and

(h) ensuring timely and accurate reporting to Unitholders of financial and other matters in accordance with applicable law.

2. Majority of directors should be unrelated.	Yes	Three of four members of the Enterra Board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion is reached.	Yes

Mr. Greenslade is considered a "related" director as he is the President and CEO of Enterra since January 15, 2005 and previously was the President and CEO until November  25, 2003.  Messrs. Wallace, Hartley and Sliney are unrelated directors.

4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes

The Enterra Board has established the Corporate Governance Committee which is composed of three non-management directors, two of whom are unrelated.  The Corporate Governance Committee has responsibility for proposing new board nominees and assessing directors.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The Corporate Governance Committee has implemented a process of annually reviewing the effectiveness of the Enterra Board, its committees and individual directors.
6. Provide orientation and education programs for new directors.	Yes

Orientation is provided to new directors on an ad hoc basis upon them being invited to join the Enterra Board, based upon the director's background and knowledge of the operations of the Trust and Enterra.

7. Examine the size of the board with a view to effectiveness and consider reducing size of the Board.	Yes

The Corporate Governance Committee periodically examines the size of the Enterra Board with respect to the view of its effectiveness.  The Corporate Governance Committee is currently considering an expansion in the size of the Enterra Board.

8. Review compensation of directors in light of risks and responsibilities.	Yes	The Compensation Committee annually reviews compensation of directors and makes recommendations to the full board with respect to directors' compensation.
9. (a) Committees should generally be composed of non-management directors; and	Yes

All committees of the Enterra Board were composed exclusively of non-management directors during 2004.  Mr. Greenslade is now a management director, and his role on board committees will be reconsidered following this 2005 annual general and special meeting.

(b) majority of committee members should be unrelated.	Yes	All of the committees of the Enterra Board have a majority of unrelated directors.
Appoint a committee responsible for approach to corporate governance issues.	Yes	The Corporate Governance Committee is responsible for recommending approaches to corporate governance to the full board
10. (a) Define limits to management's responsibilities by developing mandates for: ● the board; and ● the CEO;	Yes

The President & CEO is accountable to the Enterra Board for meeting corporate objectives.  The Enterra Board has delegated to the President & CEO the responsibilities for the day-to-day management of the business of the Trust, subject to compliance with plans and objectives approved from time to time by the Enterra Board.

(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the Enterra Board.
11. Establish procedures to enable the board to function independently of management.	Yes	All external board members are experienced business people, with sufficient knowledge of the industry and access to information.
12. (a) Establish an audit committee with a specifically defined mandate.	Yes	The Enterra Board has established the audit committee which has a defined mandate. This mandate includes:
(a) review all audited and unaudited financial statements and managements discussions and analysis of financial results;

(b)

the responsibility for recommending the appointment of external auditors to the Enterra Board and reviewing the terms of the external auditor's engagement, including of non-audit services, the appropriateness and reasonableness of the auditor's fees and making a recommendation to the Enterra Board with respect to their approval;

(c) review the annual audit plan with external auditors and management;

(d)

review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting;

(e) review of internal control systems;
(f) meet privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concerns; and
(g) review the appointment of the chief financial officer and other key financial executives involved in financial reporting process.
13. All members of the audit committee should be non-management directors.	Yes	All member of the audit committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at the expense of Enterra.

Other Activities of the Enterra Board

The Enterra Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Enterra Board.

The Enterra Board and its committees have access to senior management on a regular basis as Mr. Greenslade is a director and attends all meetings of the Enterra Board.  Other management personnel of Enterra are invited to attend directors meetings as necessary to provide information to facilitate decision making activities.

The Enterra Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves Committee.

Audit Committee

Enterra's audit committee consists of Mr. Sliney (Chairman), Mr. Hartley and Mr. Wallace, all three being independent and unrelated directors.  The audit committee reviews in detail and recommends approval of the full board of our annual and quarterly financial statements; recommends approval of the remuneration of our auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Corporate Governance Committee

Enterra's corporate governance committee consists of Mr. Wallace (Chairman), Mr. Greenslade and Mr. Hartley.  The corporate governance committee determines the scope and frequency of periodic reports to the Enterra Board concerning issues relating to overall financial reporting, disclosure and other communications with all stakeholders.

Compensation Committee

Enterra's compensation committee consists of Mr. Hartley (Chairman), Mr. Wallace and Mr. Greenslade.  The compensation committee recommends approval to the full board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of unit options and any changes to our benefit plans.

Reserves Committee

Enterra's reserves committee consists of Mr. Wallace (Chairman) and Mr. Hartley.  The reserves committee reviews and recommends approval to the full board of Enterra's annual reserve report as prepared by independent reservoir engineers.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Enterra is not aware of any material interest of any director or nominee for director of Enterra or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.  The directors of Enterra will be deemed to abstain with respect to the resolution to approve the Annual Bonus Plan and payment of the 2004 bonuses.  (See “Approval and Ratification of the Annual Bonus Plan and Payment of 2004 Bonuses”.)

OTHER MATTERS

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Enterra Board, on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 29, 2005.

ENTERRA ENERGY TRUST By: Enterra Energy Corp., Administrator of the Trust
(signed)	"Reg J. Greenslade"
President & Chief Executive Officer And designated chief financial officer

SCHEDULE "A"

ANNUAL BONUS PLAN

The following is hereby adopted and approved by the Board of Directors on January 14, 2004:

1.

Definitions

In this document, the following words and phrases have the following meanings:

A)

Annual Bonus: means the amount determined annually pursuant to clause 2 below;

B)

Annual Bonus Plan: means the annual bonus plan of Enterra Energy Trust adopted herein;

C)

Compensation Committee: means the Compensation Committee of the Board of Directors of Enterra Energy Trust as established from time to time or, if no such committee is established, the Board of Directors of Enterra Energy Trust;

D)

The Trust: means Enterra Energy Trust;

E)

Trust units: means the trust units in the unitholders equity of the Trust;

F)

Increase in Capitalization: means (i) for 2004 the amount of the Year-end Market Capitalization at December 31, 2004 less the Initial Market Capitalization; and (ii) for all years after 2004 the amount of the Year-end Market Capitalization at December 31st of such year less the Year-end Market Capitalization at December 31st of the previous year, or the initial year, which is higher;

G)

Initial Market Capitalization: means the initial conversion price of the Trust units upon its inception on November 25, 2003 multiplied by the number of issued and outstanding Trust units, including the exchangeable shares;

H)

Year-end Market Capitalization: means the weighted average trading price of the Trust units traded through the facility of the NASDAQ (or such other stock exchange on which the Trust units may be listed for trading) for the 15 trading days ending December 31st of each year during the term of the Annual Bonus Plan multiplied by the weighted average number of Trust units on such December 31st, including the exchangeable shares.

2.

Annual Bonus Plan Established
The Annual Bonus Plan is hereby established.  The aggregate annual bonus amount (the Annual Bonus: for each year shall be equal to seven tenths of one percent (0.7%) of the     Increase in Capitalization for such year.

3.

Eligibility
Persons who are directors, officers and employees of the Trust on December 31st of any year shall be eligible to participate in the Annual Bonus Plan for such year, and consultants to the Trust on December 31st of any year may be eligible to participate in the Annual Bonus Plan for such year at the discretion of the Compensation Committee.  Persons who ceased to be directors, officers, employees or consultants of the Trust during a year may be eligible to participate in the Annual Bonus Plan for such year at the discretion of the Compensation Committee.

4.

Allocation and Payment

No later than January 20th of each year, the Compensation Committee shall determine the eligibility for the previous year of consultants to the Trust and of persons who ceased to be directors, officers or employees of the Trust during such year; shall allocate the Annual Bonus payable for the previous year among the directors and officers, and shall further allocate a total amount for the employees and eligible consultants, which total shall be allocated among the employees and eligible consultants by the Trust’s Chief Executive Officer with the approval of the Compensation Committee.  Payment of the Annual Bonus to the eligible persons for each year shall be made by the Trust no later than January 31st of the following year.

5.

Administration

The Annual Bonus Plan shall be administered by the Compensation Committee and their decisions as to eligibility, allocations and the amount of the Annual Bonus shall be final.

6.

Approvals

The Annual Bonus Plan and any material amendments hereto are subject to the approval of the holders of Trust units who are not eligible for participation in the Annual Bonus Plan and to all required regulatory approvals.  Any amendments required by any regulatory body or stock exchange having jurisdiction shall be deemed to not be material amendments requiring unitholder approval.